SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C. 20549


                           SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. 10)

                     HEALTH-CHEM CORPORATION
                        (Name of Issuer)

               Common Stock, Par Value $.01 Per Share
                  (Title of Class of Securities)

                           422 174 10 2
                          (CUSIP Number)

             Marvin M. Speiser, Health-Chem Corporation
       1212 Avenue of the Americas, New York, New York 10036
                          (212) 398-0700
    (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                         September 17, 1996
       (Date of Event which Requires Filing of This Statement)

       If the filing person has  previously filed a statement  on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
  13d-1(b)(3) or (4), check the following box /__/.

  Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note.    Six  copies  of  this   statement,  including  all
  exhibits, should be filed  with the Commission.  See Rule 13d-1
  (a) for other parties to whom copies are to be sent.

                   (Continued on following pages)

  ______________

       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
  Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP BI, 422 174 10 2

                       SCHEDULE 13D
  ______________________          __________________
  CUSIP No. 422 174 10 2          Page 2 of 19 Pages
  ----------------------          ------------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marvin M. Speiser as remaining sole trustee under
         trust indenture dated July 22, 1993, between
         Laura G. Speiser as grantor and Laura G. Speiser
         and Marvin M. Speiser as trustees.
------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
                                                        (b)  /__/
------------------------------------------------------------------------
  3   SEC USE ONLY

------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      N/A
------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /__/

------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                                   0
------------------------------------------------------------------------
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY    8  SHARED VOTING POWER
     EACH REPORTING               2,769,567
      PERSON WITH          ---------------------------------------------

                           9  SOLE DISPOSITIVE POWER
                                   0
                           ---------------------------------------------

                          10  SHARED DISPOSITIVE POWER
                                    2,769,567
------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

         2,769,567
------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                             /__/

------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.03%
------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
         00 - Trust

  CUSIP NO. 422 174 10 2

                        SCHEDULE 13D
  ______________________                __________________
  CUSIP No. 422 174 10 2                Page 3 of 19 Pages
  ----------------------                ------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Laura G. Speiser and Marvin M. Speiser, as
        trustees under trust agreement dated
        December 13, 1995, between Laura G. Speiser,
        as grantor, and Laura G. Speiser and Marvin M.
        Speiser, as trustees.
-------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X /
                                                        (b) /__/
-------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      N/A
-------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           __

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /__/
-------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-------------------------------------------------------------------------
                               7  SOLE VOTING POWER
                                    0
                               ------------------------------------------
  NUMBER OF SHARES             8  SHARED VOTING POWER
  BENEFICIALLY OWNED BY             2,769,567
  EACH REPORTING               ------------------------------------------
  PERSON WITH                  9  SOLE DISPOSITIVE POWER
                                    0
                               ------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                    2,769,567
-------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

         2,769,567
-------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                              __
                                                            /__/
-------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.03%
-------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         00 - Trust

  CUSIP NO. 422 174 10 2

                          SCHEDULE 13D
  ______________________            _______________________
  CUSIP No. 422 174 10 2            Page 4 of 19 Pages
  ----------------------            -----------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Laura G. Speiser
-----------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X/
                                                         (b)/__/
-----------------------------------------------------------------------
  3   SEC USE ONLY

-----------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      N/A
-----------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                /__/
-----------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------

                             7  SOLE VOTING POWER
                                  0
  NUMBER OF SHARES           ------------------------------------------
  BENEFICIALLY OWNED BY      8  SHARED VOTING POWER
   EACH REPORTING                  2,769,567
   PERSON WITH               ------------------------------------------
                             9  SOLE DISPOSITIVE POWER
                                  0
                             ------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                  2,769,567
                             ------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

         2,769,567
-----------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                             /X /
-----------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)

         34.03%
-----------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

         IN

  CUSIP NO. 422 174 10 2

                          SCHEDULE 13D
  ______________________          __________________
  CUSIP No. 422 174 10 2          Page 5 of 19 Pages
  ----------------------          ------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marvin M. Speiser
         ###-##-####
------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /__/
                                                        (b) /__/
------------------------------------------------------------------------

  3   SEC USE ONLY

------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      N/A
------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        __
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               /__/
------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------------

                            7  SOLE VOTING POWER
                                 980,607
     NUMBER OF SHARES       --------------------------------------------
  BENEFICIALLY OWNED BY     8  SHARED VOTING POWER
      EACH REPORTING             1,788,960
        PERSON WITH        ---------------------------------------------
                            9  SOLE DISPOSITIVE POWER
                                 980,607
                           --------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  1,788,960
------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

         2,769,567
------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES*                        /X/

------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.03%
------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         IN

                         SCHEDULE 13D

  CUSIP NO. 422 174 10 2

       This Amendment No. 10 is being filed with the Securities and Exchange Commission (the "Commission") by (i) Marvin M. Speiser, as the sole remaining trustee (the "Trustee") under that a certain trust indenture (the "First Trust") dated July 22, 1993, between Laura G. Speiser, as grantor, and Laura G. Speiser and Marvin M. Speiser, as trustees, (ii) Laura G. Speiser and Marvin M. Speiser, as trustees (the "Second Trustees") under a certain trust agreement (the "Second Trust") dated December 13, 1995, between Laura G. Speiser, as grantor, and the Second Trustees, (iii) Laura G. Speiser, in her individual capacity, and (iv) Marvin M. Speiser, in his individual capacity, in accordance with the requirements of Rule 13d-1 promulgated by the Commission under the Securities Exchange Act of 1934, as amended, to amend and supplement Amendment No. 9 filed by the then trustees of the First Trust, the Second Trustees, Laura G. Speiser and Marvin M. Speiser, and the initial statement on Schedule 13D and nine amendments thereto filed by Marvin M. Speiser relating to the shares of common stock (the "Common Stock"), par value $.01 per share of Health-Chem Corporation, a Delaware corporation (the "Company"). (The initial statement on Schedule 13D and the nine amendments thereto are hereinafter referred to collectively as the "Statement.")

       Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended and restated pursuant to Rule 13d-2(c).

  Item 1.  Security and Issuer.

       This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock") of Health-Chem Corporation, a Delaware corporation (the "Company"). The name and address of the principal executive office of the Company is as follows:

       Health-Chem Corporation
       1212 Avenue of the Americas
       New York, New York  10036

  Item 2.  Identify and Background.

       1. (a) Marvin M. Speiser, as sole remaining trustee under the trust indenture dated July 22, 1993, between Laura G. Speiser, as grantor, and Laura G. Speiser and Marvin M. Speiser, as trustees

           (b)  1212 Avenue of the Americas
                New York, New York  10036
                Attention:  Mr. Marvin M. Speiser, Trustee

                             SCHEDULE 13D

  CUSIP NO. 422 174 10 2

           (c)  Not applicable.

           (d) During the past five years, the Trustee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, the Trustee was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) U.S.A. (The Trust was established under and is governed by the laws of the State of New York).

       2. (a) Laura G. Speiser and Marvin M. Speiser, as trustees under trust agreement dated December 13, 1995, between Laura G. Speiser, as grantor, and Laura G. Speiser and Marvin M. Speiser, as trustees.

           (b)  1212 Avenue of the Americas
                New York, New York  10036
                Attention:  Mr. Marvin M. Speiser, Trustee

           (c)  Not applicable.

           (d) During the past five years, the Trustees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, the Trustees were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) U.S.A. (The Trust was established under and is governed by the laws of the State of New York).

                          SCHEDULE 13D

  CUSIP NO. 422 174 10 2

       3.  (a)  Laura G. Speiser

           (b)  35 East 84th Street
                New York, New York  10028

           (c)  Artist

           (d) During the past five years, Laura G. Speiser has not been convicted in a criminal proceeding
                (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, Laura G. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  U.S.A.

       4.  (a)  Marvin M. Speiser

           (b)  1212 Avenue of the Americas
                New York, New York  10036

           (c) President and Chairman of the Board of Health-Chem Corporation, 1212 Avenue of the Americas, New York, New York 10036

           (d) During the past five years, Marvin M. Speiser has not been convicted in a criminal proceeding
                (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, Marvin M. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              SCHEDULE 13D
  CUSIP NO. 422 174 10 2

           (f)  U.S.A.

  Item 3.  Source and Amount of Funds or Other Consideration.

           As described in Item 6 hereof, the funds used by the Company to acquire shares from Mr. Speiser were derived from its sales of 952,520 shares of its Common Stock.

  Item 4.  Purpose of Transaction.

           The sale of Common Stock by Mr. Speiser described in Item 6 hereof was effected upon the Company's exercise of its options to purchase shares held by Mr. Speiser.

  Item 5.  Interest in Securities of the Issuer.

       (a) The aggregate number (the "Aggregate Number") of shares of Common Stock and the percentage of such class beneficially owned by the reporting persons as of the date hereof are 2,769,567 and 34.03%, respectively. The Aggregate Number includes: (i) 311,703 shares of Common Stock held in the First Trust, (ii) 1,000,890 shares of Common Stock held in the Second Trust, (iii) 266,664 shares of Common Stock owned by Lauralei Investors, Inc. ("Lauralei"), (iv) 204,000 shares of Common Stock owned by Laurvin Corporation ("Laurvin"),
  (v) options granted to Marvin M. Speiser to purchase 144,000 shares of Common Stock which are currently exercisable or exercisable within 60 days, (vi) 12,141 shares of Common Stock which Marvin M. Speiser would receive upon the conversion of convertible subordinated debentures, and (vii) 830,169 shares of Common Stock owned by Marvin M. Speiser. Laura G. Speiser, the Trustee and the Second Trustees disclaim beneficial ownership of all shares of Common Stock other than those referenced in (i) and (ii) above. The Aggregate Number does not include 99,725 shares of Common Stock and 265 shares of Common Stock beneficially owned by Robert Speiser and Gregory Speiser, respectively. Robert Speiser and Gregory Speiser are the sons of Laura G. and Marvin M. Speiser. Neither Robert Speiser nor Gregory Speiser is a minor. Robert Speiser is a director and Executive Vice President of the Company.

       Lauralei is a New York corporation, the preferred stock of which is owned by Marvin M. Speiser and the common stock of which is owned by Laura G. Speiser. The preferred stock of Lauralei is entitled to designate the majority of Lauralei's directors. Laurvin is a Delaware corporation, the preferred stock of which is owned by Marvin M. Speiser and the common stock of which is owned by Robert Speiser and Gregory Speiser. The preferred stock of Laurvin represents at least 95% of its voting stock. Marvin M. Speiser may be deemed to control Lauralei and Laurvin. Neither Lauralei nor Laurvin is engaged in any business, except to hold securities of other entities, and, as of the date hereof, the only

                          SCHEDULE 13D

  CUSIP NO. 422 174 10 2

  substantial assets of Lauralei and Laurvin are the shares of Common Stock referenced in the preceding paragraph.

       (b) Marvin M. Speiser and Laura G. Speiser, as trustees of the First Trust, previously held shared voting and dispositive power with respect to the 311,703 shares of Common Stock held in that trust. On the third anniversary of the establishment of the First Trust (July 22, 1996), Marvin M. Speiser become the sole trustee of the First Trust. Until the First Trust terminates, Marvin M. Speiser, as the sole trustee of the First Trust, will hold sole voting and dispositive power with respect to the 311,703 shares currently remaining in the First Trust, less any shares returned to Laura G. Speiser as a result of her annuity interest in the First Trust (see Item 5(d) below). The First Trust will terminate upon the death of the last to die of Laura G. and Marvin M. Speiser, and any remaining principal shall then be divided between Laura G. and Marvin M. Speiser's two sons.

       Marvin M. Speiser and Laura G. Speiser, as trustees of the Second Trust, hold shared voting and dispositive power with respect to 1,000,890 shares of Common Stock. After an initial period of three years from the date of the establishment of the Second Trust, Marvin M. Speiser will become sole trustee of the Second Trust. At that time, and until the Second Trust terminates, Marvin M. Speiser, as trustee of the Second Trust, will hold sole voting and dispositive power with respect to the 1,000,890 shares referred to above, less any shares returned to Laura G. Speiser as a result of her annuity interest in the Second Trust (see Item 5(d) below). The Second Trust will terminate upon the death of the last to die of Laura G. Speiser and Marvin M. Speiser, and any remaining principal shall then be distributed to Robert Speiser, the son of Mr. and Mrs.
  Speiser.

       (c) Other than the transfers of the shares of Common Stock described in Item 6, below, the Trustee, the Second Trustees, Laura G. Speiser and Marvin M. Speiser have not effected any transactions in the Common Stock during the past 60 days.

       (d) Under the terms of the First Trust and the Second Trust (collectively, the "Trusts"), until three years after the dates of their respective establishments, their trustees shall in single payment at the end of each taxable year (i) in the first taxable year of the Trusts, pay to Laura G. Speiser an amount (the "annuity amount") equal to 31.42% in the case of the First Trust and 31.88% in the case of the Second Trust of the original net fair market value of the respective property of the Trusts determined as of the respective dates of their establishment and (ii) in each succeeding year, pay to Laura G. Speiser an annuity amount equal to 120% of the annuity amount paid for the preceding year. The annuity amounts shall be paid from income and, to the extent income is not sufficient, from principal.

       (e)  Not applicable.

                          SCHEDULE 13D

  CUSIP NO. 422 174 10 2

  Item 6.  Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the Issuer.

       Prior to September 17, 1996, Marvin M. Speiser owned 1,207,689 shares which were subject to that certain Amended and Restated Option Agreement, dated as of August 30, 1991, between the Company and Marvin M. Speiser (the "Option Agreement"). Pursuant to the Option Agreement, the Company had the right to repurchase the shares subject to the option until June 30, 1999. Mr. Speiser agreed prior to the Company's exercise of the option, to vote the shares subject to the Option Agreement on all matters for which the stockholders of the Company are entitled to vote in the same proportion as votes cast relate to the number of all outstanding shares of Common Stock. The Company is restricted from exercising the option by the terms of that certain Indenture, dated as of April 15, 1981, between the Company and Bankers Trust Company, as trustee, governing the Company's outstanding 10-3/8% Convertible Subordinated Debentures due April 15, 1999 (the "Indenture"). Pursuant to the Indenture, the Company may not repurchase shares of Common Stock except, among other things, from the proceeds of the substantially concurrent sale of other shares of Common Stock.

       Prior to September 17, 1996, Marvin M. Speiser also owned an aggregate of 575,000 shares of Common Stock which were subject to that certain Stock Purchase and Option Agreement, dated
  July 15, 1994, between the Company and Marvin M. Speiser (the
  "Stock Purchase and Option Agreement"), wherein Mr. Speiser granted to the Company an option to purchase those 575,000 shares at any time on or after July 15, 1994 until June 30, 1999. The Company is also restricted from exercising this option by the terms of the Indenture. As part of the Stock
  Purchase and Option Agreement, Mr. Speiser agreed to vote the 575,000 shares of Common Stock in the same proportion as all other shares of Common Stock are voted at any special or annual meeting of stockholders of the Company. To secure a loan from the First National Bank of Maryland (the "Bank"), Mr. Speiser pledged the 575,000 shares of Common Stock to the Bank under the terms of a Stock Pledge Agreement, dated as of July 15, 1994.
       On March 29, 1996 Mr. Speiser and the Company entered into a Stock Purchase Agreement (the "Stock Purchase
  Agreement") pursuant to which the Company agreed to undertake a distribution of stock purchase rights (the "Subscription
  Rights") to its stockholders to purchase up to 1,320,000 shares of the Company's Common Stock on the basis three shares of the Company's Common Stock for each ten shares of Common Stock owned (the "Offering"). Under the terms of the Stock Purchase
  Agreement: (1) the purchase price of the shares being offered was to be not less than the Company's weighted average purchase price of the shares which the Company was entitled to purchase from Mr. Speiser under the Option Agreement and the Stock Purchase and Option Agreement; (2) upon conclusion of the

                            SCHEDULE 13 D

CUSIP NO. 422 174 10 2

  Offering, Mr. Speiser would retain 512,763 shares subject to the Options, but not subject to the Stock Purchase Agreement, and all unsubscribed for shares, free of any option of the Company; and (3) the Options were to terminate.

       On or about June 28, 1996, Mr. Speiser and the Company entered into an agreement (the "First Amendment Stock Purchase
  Agreement") amending the Stock Purchase Agreement extending the time for the Company to commence the Offering.

       The registration statement for the Offering was declared effective on August 2, 1996 at which time the Offering was commenced. The Offering expired on September 16, 1996.

       On September 17, 1996 the Company notified Mr. Speiser that the Company's stockholders had purchased an aggregate 952,520 shares at $1.10 per share pursuant to the Offering and that the Company was purchasing an equal number of such shares from Mr. Speiser pursuant to the Stock Purchase Agreement for a purchase price of $1.0816 per share. That purchase price, aggregating $1,030,245.63, was paid as follows:

       $750,000 by wire transfer to the Bank, which payment equaled the entire unpaid balance of Mr. Speiser's promissory note dated July 15, 1994 (the "Note") and thereby released that Bank's security interest in the 575,000 shares of the Company's Common Stock pledged to secure that Note; and

       The balance was applied against advances paid by the Company to the Bank on Mr. Speiser's behalf in respect of principal and interest due pursuant to the Note.

       On September 17, 1996 Mr. Speiser and the Company entered into a further agreement ("Second Amendment to Stock Purchase Agreement") amending the Stock Purchase Agreement so as to restore the Company's purchase rights under the Option Agreement with respect to 215,028 shares and under the Stock Purchase and Option Agreement with respect to 102,378 shares, which rights were to have terminated in the event that they were not exercised in connection with the Offering.

  Item 7.     Material to be Filed as Exhibits.

  Exhibit A:  Amended and Restated Option Agreement, dated as of
              August 30, 1991, by and between Health-Chem
              Corporation and Marvin M. Speiser. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 7, dated July 22, 1993.

                              SCHEDULE 13D

CUSIP NO. 422 174 10 2

  Exhibit B:  Stock Purchase and Option Agreement, dated as of
              July 15, 1994, by and between Health-Chem Corporation and Marvin M. Speiser. Previously filed.
              Incorporated by reference to Schedule 13D, Amendment No. 8, dated July 29, 1994.

  Exhibit C:  Loan Agreement, dated as of July 15, 1994, by and between Marvin M. Speiser and The First National Bank of Maryland. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 8, dated July 29, 1994.

  Exhibit D:  Promissory Note, dated as of July 15, 1994, from
              Marvin M. Speiser to The First National Bank of Maryland. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 8, dated July 29, 1994.

  Exhibit E:  Stock Pledge Agreement, dated as of July 15, 1994, by and between Marvin M. Speiser and The First
              National Bank of Maryland.  Previously filed.
              Incorporated by reference to Schedule 13D, Amendment No. 8, dated July 29, 1994.

  Exhibit F:  Stock Purchase Agreement, dated as of March 29, 1996, by and between Marvin M. Speiser and Health-Chem
              Corporation.

  Exhibit G:  First Amendment, executed as of June 28, 1996, to
              Stock Purchase Agreement dated as of March 29, 1996 by and between Marvin M. Speiser and Health-Chem
              Corporation.

  Exhibit H:  Second Amendment, executed as of September 17, 1996, to Stock Purchase Agreement dated as of March 29,
              1996 by and between Marvin M. Speiser and Health-Chem
              Corporation.

                         SCHEDULE 13D

  CUSIP NO. 422 174 10 2

                           SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                                    Indenture dated July 22, 1993,
                                    between Laura G. Speiser,
                                    Grantor, and Laura G. Speiser
                                    and Marvin M. Speiser, Trustees



                                    /s/MARVIN M. SPEISER
                                    Marvin M. Speiser, Sole Trustee


  Date:  October 7, 1996

                          SCHEDULE 13D

  CUSIP NO. 422 174 10 2

                          SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                               Grantor Retained Annuity Trust dated
                               December 13, 1995, between Laura G.
                               Speiser, Grantor, and Laura G.
                               Speiser and Marvin M. Speiser,
                               Trustees



                               /s/LAURA G. SPEISER
                               Laura G. Speiser, Trustee



                               /s/MARVIN M. SPEISER
                               Marvin M. Speiser, Trustee

  Date:  October 7, 1996

                     SCHEDULE 13D

  CUSIP NO. 422 174 10 2

                      SIGNATURE

       After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to her is true, complete and correct.



                                   /s/LAURA G. SPEISER
                                   Laura G. Speiser


  Date:  October 7, 1996

                      SCHEDULE 13D

  CUSIP NO. 422 174 10 2

                        SIGNATURE

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.




                                    /s/MARVIN M. SPEISER
                                    Marvin M. Speiser


  Date:  October 7, 1996

                          SCHEDULE 13D

  CUSIP NO. 422 174 10 2

                          EXHIBIT INDEX



  Sequentially
  Exhibit            Description                       Numbered
  Page

  Exhibit A:  Amended and Restated Option Agreement,
              dated as of August 30, 1991, by and
              between Health-Chem Corporation and
              Marvin M. Speiser.  Previously filed.
              Incorporated by reference to Schedule
              13D, Amendment No. 7, dated July 22, 1993.

  Exhibit B:  Stock Purchase and Option Agreement, dated
              as of July 15, 1994, by and between Health-
              Chem Corporation and Marvin M. Speiser.
              Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 8, dated
              July 29, 1994.

  Exhibit C:  Loan Agreement, dated as of July 15, 1994, by
              and between Marvin M. Speiser and The First
              National Bank of Maryland.  Previously filed.
              Incorporated by reference to Schedule 13D, Amendment No. 8, dated July 29, 1994.

  Exhibit D:  Promissory Note, dated as of July 15, 1994,
              from Marvin M. Speiser to The First National
              Bank of Maryland.  Previously filed.
              Incorporated by reference to Schedule 13D, Amendment No. 8, dated July 29, 1994.

  Exhibit E:  Stock Pledge Agreement, dated as of July 15,
              1994, by and between Marvin M. Speiser and The First National Bank of Maryland.
              Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 8, dated
              July 29, 1994.

                          SCHEDULE 13D

  CUSIP NO. 422 174 10 2


  Exhibit F:  Stock Purchase Agreement, dated as of
              March 29, 1996, by and between
              Marvin M. Speiser and Health-Chem
              Corporation.

  Exhibit G:  First Amendment executed as of
              June 28, 1996 to Stock Purchase
              Agreement dated as of March 29, 1996
              by and between Marvin M. Speiser and
              Health-Chem Corporation

  Exhibit H:  Second Amendment executed as of
              September 17, 1996 to Stock Purchase
              Agreement dated as of March 29, 1996
              by and between Marvin M. Speiser and
              Health-Chem Corporation.

                STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT, dated as of March 29, 1996, by and between Marvin M. Speiser ("Speiser") and Health-Chem Corporation, a Delaware corporation ("Health-Chem").

     WHEREAS, Speiser is the beneficial owner of 3,587,226 of the 7,982,424 outstanding shares of common stock, par value $.01 per share ("Common Stock"), of Health-Chem; and

     WHEREAS, Health-Chem has the right to  acquire from Speiser
(i) 1,207,689 shares of Common Stock pursuant to an Option Agreement dated August 30, 1991 (the "Baker Shares") and (ii) 575,000 shares of Common Stock pursuant to an Option Agreement dated July 15, 1994 (the "NU Shares," and collectively with the Baker Shares hereinafter referred to as the "Option Shares"); and

     WHEREAS, Health-Chem believes that it is in the best interests of Health-Chem and its stockholders if the "float" of Common Stock were increased, so that a greater number of shares of Common Stock were beneficially owned by holders other than affiliates of Health-Chem; and

     WHEREAS, Health-Chem also believes that the capital markets may be better able to analyze and evaluate Health-Chem's financial performance if a relatively large percentage of the outstanding shares were not subject to repurchase by Health-Chem;
and

     WHEREAS, Health-Chem is legally prohibited from directly exercising its options to acquire the Option Shares by covenants contained in certain debt instruments to which Health-Chem is bound and by the terms of said Option Agreements which do not permit partial exercise; and

     WHEREAS, Health-Chem and Speiser believe that the offering of subscription rights contemplated as by this Agreement would provide an opportunity to increase the "float" of Common Stock without increasing the number of shares of Common Stock outstanding, at the same time providing to Health-Chem substantially the equivalent benefit of the exercise of its options to acquire the Option Shares.

     NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Offering of Subscription Rights. Following the execution and delivery of this Agreement, Health-Chem will undertake to offer to its stockholders (other than Speiser) of record as of a date to be fixed as hereinafter provided (the "Record Date"), rights to subscribe to purchase shares of Common Stock (a "Subscription Right," collectively, the "Rights"), on the following basis:

         (a) One right shall be granted for each share of Common Stock held of record with ten (10) Subscription
     Rights being aggregated to purchase three (3) shares of Common Stock.

         (b)  The Rights and the underlying shares of Common
     Stock shall be registered pursuant to a registration statement (the "Registration Statement") filed with the Securities and

     Exchange Commission (the "SEC") under the Securities Act of
     1933 (the "1933 Act").

         (c) The Record Date and the subscription price of the Common Stock offered to stockholders pursuant to the Subscription Rights offering shall be determined by the Board of Directors of Health-Chem (or a duly appointed committee thereof) prior to the effectiveness of the Registration Statement; provided, however, that the exercise price per share shall not be less than the "Average Option Price" as defined in Section 3 below.

         (d) The Subscription Rights shall be exercisable for a period, as determined by Health-Chem, of not less than fifteen (15) days nor more than forty-five (45) days following effectiveness of the Registration Statement and shall expire if unexercised at such time (the "Expiration Date"). The Subscription Rights granted to Health-Chem stockholders shall be transferable. No fractional shares of Common Stock will be issued. Subscription Rights shall be exercisable by a holder only in units of ten (10) for three (3) shares (and integral multiples thereof) and not in part.

         (e) For purposes of the offering of Subscription Rights, Speiser shall be deemed not to receive his pro rata portion of such Subscription Rights, or if and to the extent he is considered to have received such Subscription Rights, Speiser agrees that he will not exercise nor transfer such Subscription Rights (said pro rata portion to be calculated based upon Speiser's beneficial ownership of outstanding shares of Common Stock other than the Option Shares as of the Record Date).

         (f) The offering of Subscription Rights shall be made on such other terms and conditions, including without limitation, the legality of the offer and sale under the various securities laws of the several states, as Health-Chem shall determine.

     2. Amendment to the Option Agreements. Upon the effectiveness of the Registration Statement, Health-Chem and Speiser shall execute an amendment to each Option Agreement to permit Health-Chem to exercise such Option Agreement in part so that the number of shares of Common Stock purchased by Health-Chem thereunder is equal to the product obtained by multiplying the number of Option Shares covered by such Option Agreement by the Applicable Fraction; provided such exercises result in an aggregate purchase price paid for such Option Shares equal to the amount described in Section 3 below; and provided, further, that each Option Agreement shall thereafter terminate in accordance
with Section 5 below.   For purposes of this Agreement, the
"Applicable Fraction" shall mean a fraction, the numerator of which is the total number of shares of Common Stock outstanding as of the Record Date other than the number of shares of Common Stock equal to the sum of the number of Option Shares and the number of other shares of Common Stock beneficially owned by Speiser as of the Record Date, and the denominator of which is the total number of shares of

Common Stock outstanding as of the Record Date other than the number of Option Shares outstanding as of the Record Date.

     3. Purchase of Shares Subscribed For. On the Expiration Date, Health-Chem shall notify Speiser of the number of Option Shares as to which Health-Chem is exercising its option to purchase pursuant to each Option Agreement, which number shall be equal to the aggregate number of shares of Common Stock subscribed for in the offering of Subscription Rights, but not greater than 1,263,807 shares, and which shall result in an aggregate purchase price for the shares of Common Stock being purchased from Speiser, equal to such number of shares multiplied by the Average Option Price. For purposes of this Agreement, the term "Average Option Price" shall mean the sum of (a) the aggregate purchase price of the Baker Shares at such date, and
(b) the aggregate purchase price of the NU Shares at such date, in each case, calculated as provided in the relevant Option Agreement, divided by the total number of Option Shares. To the extent that the number of shares of Common Stock subscribed for pursuant to the Subscription Rights Offering exceeds the number of shares which Speiser is obligated to sell hereunder, Health-Chem shall deliver shares of Common Stock held in its treasury to subscribers.

     4. Payment for Shares Subscribed For. Immediately following the Expiration Date, Health-Chem shall purchase from Speiser, and Speiser shall sell to Health-Chem, the number of shares of Common Stock set forth in the notice delivered pursuant to Section 3 at the aggregate price set forth therein. Payment shall be made to

Speiser by wire transfer or in other immediately available funds against receipt by Health-Chem of certificates representing such shares; provided, however, that nothing herein shall be deemed to require Speiser to deliver any specific certificates representing shares of Common Stock. All shares of Common Stock provided by Speiser shall be free and clear of any claims, liens or encumbrances (other than as may be created hereby). The certificates shall be accompanied by duly endorsed stock powers.

     5. Termination of Option Agreements. Immediately following the Expiration Date, each of the Option Agreements, to the extent not then exercised, shall terminate in its entirety, together with any and all rights, claims, liens and encumbrances of Health-Chem in and to the Baker Shares and the NU Shares and Speiser's obligation to sell and Health-Chem's right to purchase such shares of Common Stock thereunder shall forthwith terminate, and Speiser shall retain such shares of Common Stock free of any claim of Health-Chem.

     6. Execution and Time of Effectiveness. This Agreement may be executed at any time prior to the filing of the Registration Statement but shall be void and of no force and effect in the event that the Registration Statement is not declared effective by order of the SEC on or before June 30, 1996.

     7. Binding Effect. Except as otherwise provided herein, the Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and assigns.

     8. Entire Agreement; Modification. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and neither this Agreement nor any provisions hereof shall be waived, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

     9. Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to be duly given to be delivered if delivered personally by a nationally recognized courier service or on the third business day following deposit with the U.S. Postal Service as certified or registered mail (return receipt requested), postage prepaid, and shall be addressed:

     If to Speiser:

     Marvin M. Speiser
     c/o Health-Chem Corporation
     1212 Avenue of the Americas
     New York, N.Y. 10036

     with a copy to:

     Thomas P. Desmond, Esq.
     Vedder, Price, Kaufman
       & Kammholz
     222 North LaSalle Street
     Chicago, IL 60601-10037

     If to Health-Chem:

     Health-Chem Corporation
     1212 Avenue of the Americas
     New York, N.Y. 10036

     Attention:  Bruce M. Schloss, Esq.
                 Vice President and Secretary
     with a copy to:

     Paul Bork, Esq.
     Hinckley, Allen & Snyder
     One Financial Center
     Boston, MA 02111-2625

or to such other address as the parties shall have specified by notice in writing to the others.

     10. Expenses; Further Assurances. All expenses associated with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall be paid by Health-Chem. At the request of either party, the other will promptly execute and deliver, or cause to be executed and delivered, all such documents or instruments as may reasonably be necessary or desirable to carry out or implement any provision of this Agreement.

     11. Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of New York, excluding its conflict of laws rules.

     IN WITNESS WHEREOF, the parties have hereto caused this Agreement to be executed as of the day and year first above written.

                             HEALTH-CHEM CORPORATION



                             By:/s/BRUCE M. SCHLOSS
                                Title: Secretary and Vice President


                              /s/MARVIN M. SPEISER
                              Marvin M. Speiser

                   FIRST AMENDMENT
               STOCK PURCHASE AGREEMENT


     REFERENCE IS  MADE to that certain  Stock Purchase Agreement
(the "Stock Purchase Agreement") dated as of March 26, 1996 by and between Marvin M. Speiser and Health-Chem Corporation, a
Delaware corporation.

     WHEREAS,  the parties  hereto  have entered  into the  Stock
Purchase Agreement; and

     WHEREAS, the parties have agreed to amend the Stock Purchase
Agreement as provided herein.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency which is hereby acknowledged, the parties hereby agree as follows:

     1. The Stock Purchase Agreement is hereby amended by deleting the original Section 6 in its entirety and inserting the following in place thereof:

     "6. Execution And Time Of Effectiveness. This Agreement may be executed at any time prior to the filing of the Registration Statement but shall be void and of no force and effect in the event that the Registration Statement is not declared effective by order of the SEC on or before September 30, 1996."

     2.   All other terms, conditions and provisions of the Stock
Purchase Agreement are hereby ratified and confirmed in their entirety.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to the Stock Purchase Agreement to be executed as of June 28, 1996.

                              HEALTH-CHEM CORPORATION

                              By:/s/BRUCE M. SCHLOSS

                              Its: Vice President and Secretary



                              /s/MARVIN M. SPEISER
                              Marvin M. Speiser

                        SECOND AMENDMENT
                               TO
                    STOCK PURCHASE AGREEMENT


     SECOND AMENDMENT to the Stock Purchase Agreement dated as of March 26, 1996, as amended effective June 28, 1996 (the "Stock Purchase Agreement"), by and between Marvin M. Speiser and Health-Chem Corporation, a Delaware corporation ("Health-Chem").

     WHEREAS,  the parties  hereto  have entered  into the  Stock
Purchase Agreement and an amendment thereto, and

     WHEREAS, the registered subscription rights offering to stockholders (the "Offering") contemplated by the Stock Purchase Agreement was completed on September 16, 1996, pursuant to which subscriptions were received for 952,520 of the total of 1,269,926 shares available for subscription under the Offering which were subject to either the 1991 Option or the 1994 Option (the "Option Agreements") referenced in the Stock Purchase agreement; and

     WHEREAS, Marvin M. Speiser has offered to waive his rights under Section 5 of the Stock Purchase Agreement, which provided for the termination of the repurchase option of Health-Chem as to unsubscribed-for shares, and Mr. Speiser is willing to amend the Stock Purchase Agreement such that the 317,406 shares unsubscribed for in the Offering will continue to be subject to the 1991 Option or the 1994 Option in proportion to the number of shares originally subject to the respective options; and

     WHEREAS, the parties have therefore agreed to further amend the Stock Purchase Agreement as provided herein.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency which is hereby acknowledged, the parties hereby agree as follows:

     1. The Stock Purchase Agreement is hereby amended by deleting the original Section 5 in its entirety and inserting the following in place thereof:

     "5. Continuation of Option Agreements. Immediately following the Expiration Date, each of the Option
      Agreements shall survive, but only to the extent of unsubscribed-for shares in the following amounts:

         (i) 215,028 shares shall remain subject to the 1991 Option Agreement; and

         (ii) 102,378 shares shall remain subject to the 1994 Option Agreement."

     2.  All of the terms, conditions and provisions of the Stock
Purchase Agreement are hereby ratified and confirmed in their entirety.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to the Stock Purchase Agreement to be executed as of September 17, 1996.

                                   HEALTH-CHEM CORPORATION

                                   By:/s/BRUCE M. SCHOLSS

                                   Its: Vice President and Secretary



                                   /s/MARVIN M. SPEISER
                                   Marvin M. Speiser